Entourage Mining Ltd. An Emerald and Precious Metal Exploration Company Suite 212-525 Seymour Street Vancouver BC V6B 2N7

Emerald Explorer to Begin 2004 Exploration; welcomes Special Advisor

June 16, 2004

Entourage Mining Ltd. (OTCBB: ETGMF), with over 2626 mining claims in the Yukon, Canada emerald discovery, announces that the Company is set to begin its exploration program for 2004. The estimated cost of the recommended program ranges from $200,000CDN to $500,000CDN. The broad range is provided for foul weather contingencies particularly in the event that drilling takes place late in the season.

Scheduled to begin in late June, the program will focus on 13 significant beryl anomalies on the Goal Net claims. Target determination on the Goal Net claim blocks came from the Company’s 2003 exploration results and extensive data compiled by the Company’s joint venture partner.

The discovery of gem quality emeralds in the Finlayson Lake area has generated considerable interest in the exploration and gemstone community. Clusters of emerald occurrences characterize the major emerald districts of the world. There is widespread distribution of beryl and beryllium-rich granites on the Entourage property and the close proximity of these soil anomalies to chromium-bearing ultra-mafic rocks support the notion that there is excellent potential for finding emerald deposits on the claims. (Entourage’s website, www.entouragemining.com has complete geological reports.)

The Company is pleased to announce that Dr. Hanco Zwaan has agreed to become a Special Advisor to the Company. Dr. Zwaan is an internationally published expert in precious gemstones and is currently the Curator of Minerals and Gems at the National Museum of Natural History Naturalis of Leiden, the Netherlands. As well, Dr. Zwaan is a delegate of the Bi-annual International Gemological Conference, a Fellow of the Gemological Association of Great Britain, an Associate Member of the Gemological Institute of America and a member of the International Mineralogical Association. Dr. Zwaan is currently working on a research-project on gemmology, geology and origin of the emerald deposits at Sandawana, Zimbabwe, and at the Kafubu area, Zambia.

Gregory F Kennedy,
President

Forward-Looking Statements:
Except for historical information contained herein, the statements in this Press Release are forward-looking statements that are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 778-893-4471	Cell: 250-216-2299	Facsimile: 604-684-7208
Email: info@entouragemining.com